UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
___________________________________________
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 1-5129
___________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

MOOG INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED September 30, 2023 and 2022

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

To the Administrative Committee, Plan Administrator, and Plan Participants of
Moog Inc. Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Retirement Savings Plan (the Plan) as of September 30, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule, schedule H, line 4i – schedule of assets (held at end of year) as of September 30, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ FREED MAXICK CPAs, P.C.

We have served as the Plan's auditor since 2009.

Buffalo, NY
March 11, 2024

MOOG INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,
	2023	2022
Assets:
Investments at fair value	$1,196,433,287	$958,527,468
Investments at contract value	84,493,587	88,625,195

Receivables:
Notes receivable from participants	11,832,042	9,872,485
Participant contributions	3,445,679	1,933,847
Employer contributions	2,102,469	1,339,428
	17,380,190	13,145,760

Net assets available for benefits	$1,298,307,064	$1,060,298,423

See accompanying Notes to Financial Statements.

MOOG INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended September 30,
	2023	2022
Additions:
Participant contributions	$70,623,704	$68,014,080
Employer contributions	44,910,437	41,488,873
Participant rollovers	14,029,237	9,681,947
Net appreciation in fair value of investments	173,718,549	—
Interest and dividend income	20,432,147	29,180,077
	323,714,074	148,364,977

Deductions:
Distributions	84,915,745	93,529,853
Net depreciation in fair value of investments	—	221,896,575
Administrative expenses	789,688	742,910
	85,705,433	316,169,338

Net increase (decrease)	238,008,641	(167,804,361)

Net assets available for benefits at beginning of year	1,060,298,423	1,228,102,784
Net assets available for benefits at end of year	$1,298,307,064	$1,060,298,423

See accompanying Notes to Financial Statements.

MOOG INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023 and 2022

1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan ("the Plan") and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for complete information.
General
The Plan consists of two defined contribution options, the RSP and the RSP(+), sponsored by Moog Inc. ("the Company" or "the Plan Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Administrative Committee is responsible for the oversight of the Plan, determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Eligibility
As of September 30, 2023, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire. Employees hired after January 1, 2019 are automatically enrolled in the RSP(+). Employees hired prior to January 1, 2019 were given a choice to remain in their current plan, the RSP, or participate in the RSP(+).

Notes Receivable from Participants
Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, repayable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is fixed at origination at Prime plus 1%. Loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions. Participants pay a one-time origination fee and quarterly maintenance fees for each loan.
Contributions and Investments
The Plan allows for voluntary pretax contributions to the Plan in the form of a 1% to 75% withholding subject to the Internal Revenue Code ("IRC") limits. All employees are automatically enrolled in the Plan at a deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. Employees are also automatically enrolled in 1% annual increases up to a total deferral of 15%, unless the employee makes an affirmative election to contribute at a different rate or opt out of the automatic enrollment. The Plan also allows for Roth Elective Deferrals. Participants may designate all or a portion of deferrals as Roth Elective Deferrals. The Plan permits participants age 50 and older to make “catch-up” contributions. Contributions are directed by the participant among the available investment options.
The Plan currently offers twelve registered investment company mutual funds, Company Class B common stock, target date funds, pooled separate accounts and an investment in an insurance contract.
All new employees hired on or after January 1, 2008 are not eligible to participate in the Company's defined benefit pension plan. Instead, the Company makes contributions ("Retirement Contributions") for those employees based on a percentage of the employee's eligible compensation and age. The Retirement Contributions are in addition to the Company match on voluntary employee contributions ("the Company Match"). All employees hired before January 1, 2008 elected either to remain in the defined benefit pension plan and continue to accrue benefits or elected to stop accruing future benefits in the defined benefit pension plan as of April 1, 2008. Employees who elected to stop accruing future benefits receive the Retirement Contributions in the Plan.

1. Description of Plan (continued)
RSP
The Company's matching contribution in the RSP is 25% of the first 2% of eligible pay that employees contribute. The Company Match is invested pursuant to participant allocation elections, which may include Company Class B common stock. Retirement Contributions for the RSP are made to an employee-directed investment fund in the Plan.
RSP(+)
The Company's matching contributions in the RSP(+) are 50% of the first 10% of eligible pay that employees contribute. Retirement Contributions for the RSP(+) will be initially invested, when made, in Company Class B common stock. However, those RSP(+) Retirement Contributions may be reinvested at any time immediately thereafter pursuant to the Participant's instructions.
The Plan also provides that the Company may make discretionary contributions. For the plan years ended September 30, 2023 and 2022, the Company did not elect to make any discretionary contributions.

Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, Retirement Contributions, Company Match and discretionary contributions, if applicable. Plan earnings, losses and fees of the participant's investment selections are reported in the participant's account as defined by the Plan. For participants in the RSP and RSP(+) hired prior to January 1, 2020, participant contributions and Company Match are fully and immediately vested in the participant accounts. For participants in the RSP(+) hired on or after January 1, 2020, participant contributions are fully and immediately vested in the participants account and the Company Match is fully vested after three years of credited service, which is defined as 1,000 hours of service in a plan year. For both the RSP and RSP(+), the Retirement Contributions vest 100% after three years of credited service. Forfeitures are used to first reduce employer contributions, second to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 72. Distributions are made in cash except for the Company Match, which can be distributed in cash or shares. Participants have the option to also receive the distributions in employer securities in either cash or shares. For distributions of Company Class B common stock from the employer securities funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.
Administrative Expenses
Certain costs of administering the Plan are borne by the Company, while others are borne by the Plan. Fees borne by the Plan include investment management fees and recordkeeping fees. Loan origination fees are charged to the participant's account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances. Recordkeeping fees are only charged to participants that meet the minimum balance criteria.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value, except for the fully benefit-responsive investment contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For additional information, refer to Note 3, Fair Value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan attributable to fully benefit-responsive investment contracts. For additional information, refer to Note 7, Investment in Insurance Contract.
Purchases and sales of securities are recorded on a trade date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

3. Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:
Level 1 - Quoted prices in active markets for identical assets and liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.
Level 3 - Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that a market participant would require.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at September 30, 2023 and 2022.
The Plan's assets are invested in shares of registered investment companies, employer securities, common collective trust funds, pooled separate accounts and an investment in insurance contract (reported at contract value).
Shares of registered investment companies: Consists of both equity and fixed income mutual funds. Valued at quoted market prices that represent the net asset value ("NAV") of shares held by the Plan at year end.

Employer securities: Certain assets of the Plan are invested in employer securities through a unitized stock fund, which includes Company Class B common stock and investments in a money market fund for liquidity purposes. Employer securities are valued at the closing price reported on the New York Stock Exchange. Money market funds are stated at cost, which approximates fair value.
Common collective trust funds: Consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Common collective trust funds held by the Plan invest in target date funds. Shares held in common collective trusts are reported at the NAV of units held at year end. The NAV is determined by the total value of fund assets divided by the total number of units of the fund owned.
Pooled separate accounts: Assets of each separate account are pooled with the funds of other investors and invested in stocks, bonds, mutual funds or collective trusts. Shares held in pooled separate accounts are reported at the NAV of units held at year end. The NAV is determined by the total value of fund assets divided by the total number of units of the fund owned.

3. Fair Value (continued)
The following tables present the fair values and classification of the Plan's investments measured on a recurring basis as of September 30, 2023 and 2022:

	Assets at Fair Value as of September 30, 2023:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$127,959,444	$—	$—	$127,959,444
Other	164,530,184	—	—	164,530,184
International	21,476,459	—	—	21,476,459
Employer securities	206,236,308	—	—	206,236,308
Total investments in fair value hierarchy	520,202,395	—	—	520,202,395
Investments measured at NAV practical expedient (1)				676,230,892
Total investments at fair value	$520,202,395	$—	$—	$1,196,433,287

	Assets at Fair Value as of September 30, 2022:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$143,532,026	$—	$—	$143,532,026
Other	144,560,565	—	—	144,560,565
International	33,103,187	—	—	33,103,187
Employer securities	125,538,092	—	—	125,538,092
Total investments in fair value hierarchy	446,733,870	—	—	446,733,870
Investments measured at NAV practical expedient (1)				511,793,598
Total investments at fair value	$446,733,870	$—	$—	$958,527,468

(1) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.
4. Fair Value of Investments that Use NAV Practical Expedient
The following table summarizes investments measured at fair value based on NAV per share as of September 30, 2023 and 2022:

	Fair Value as of September 30,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	2023	2022
Common collective trusts	$602,026,688	$511,793,598	$—	Daily	None
Pooled separate accounts	74,204,204	—	—	Daily	None
Total	$676,230,892	$511,793,598	$—

5. Income Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 8, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC; therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving this favorable determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
7. Investment in Insurance Contract
New York Life Insurance Company Anchor Account IV
The Plan has a group annuity contract with New York Life Insurance Company ("New York Life") to invest in the New York Life Anchor Account ("Anchor Account"). The Anchor Account is a stable value fund held in a pooled separate account that invests primarily in a diversified and conservative array of fixed income securities and cash equivalent investments, which are owned and managed by New York Life. The Anchor Account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. New York Life is contractually obligated to repay the principal and accumulated interest that is guaranteed to the Plan. The interest crediting rate is reset semi-annually and the minimum interest crediting rate is zero.
The group annuity contract is fully benefit-responsive and is reported at contract value in the Statements of Net Assets Available for Benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value, as reported to the Plan by New York Life, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. As described in Note 2, contract value is the relevant measurement attribute for this Fund.

Certain events may limit the ability of the Plan to transact at contract value with the investment contract issuer. Such events include the following: (1) certain distributions resulting from employer-initiated events (including plan termination, bankruptcy and lay-offs); (2) termination by the contractholder if the contractholder fails to provide 12 months advance written notice of termination; or (3) termination by issuer due to loss of the Plan's qualified status. The Plan does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

8. Related Party Transactions
Participants of the Plan may elect to invest in Company Class B common stock within the Moog Inc. Common Stock Fund. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with Empower Life & Annuity Insurance Company of New York which is affiliated with Empower Trust Company, LLC, the Plan trustee.
9. Subsequent Event
On March 1, 2024, approximately $20,000,000 was transferred into the Plan as a result of merging the associated Plan of Genesys Aerosystems Group, Inc.

	EIN #16-0757636 Plan #002

	Schedule H, Line 4i – Schedule of Assets
	(Held at End of Year)
	September 30, 2023

	Identity of Issuer	Description	Cost	Current Value

	Vanguard Institutional Index Fund	Mutual Fund	**	$96,839,213
	Vanguard Windsor Fund	Mutual Fund	**	31,120,231
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	29,886,501
	Vanguard Small Cap Index Fund	Mutual Fund	**	27,753,457
	Vanguard Mid Cap Index Fund	Mutual Fund	**	24,919,954
	Pimco Income Fund Institutional Class	Mutual Fund	**	21,712,758
	Vanguard Total Intl Stock Index	Mutual Fund	**	21,476,459
	T Rowe Price Integrated U.S. Small-Cap Growth Equity Fund	Mutual Fund	**	16,313,415
	Pimco Real Return Fund	Mutual Fund	**	15,072,234
	MFS Mid Cap Growth Fund Class R6	Mutual Fund	**	11,111,539
	Victory Sycamore Established Value Fund	Mutual Fund	**	10,369,217
	JPMorgan Small Cap Value Fund	Mutual Fund	**	7,391,109
	Shares of Registered Investment Companies			313,966,087

*	Moog Inc.	Class B Common Stock	**	206,236,308
	Employer Securities			206,236,308

	BlackRock Lifepath Index 2025 Fund O	Target Date Fund	**	111,067,970
	BlackRock Lifepath Index 2030 Fund O	Target Date Fund	**	102,234,692
	BlackRock Lifepath Index 2035 Fund O	Target Date Fund	**	79,306,748
	BlackRock Lifepath Index 2040 Fund O	Target Date Fund	**	63,620,171
	BlackRock Lifepath Index 2045 Fund O	Target Date Fund	**	57,599,670
	BlackRock Lifepath Index 2050 Fund O	Target Date Fund	**	51,490,465
	BlackRock Lifepath Index 2055 Fund O	Target Date Fund	**	35,244,875
	BlackRock Lifepath Index 2060 Fund O	Target Date Fund	**	14,513,245
	BlackRock Lifepath Index 2065 Fund O	Target Date Fund	**	4,874,797
	BlackRock Lifepath Index Retirement Fund O	Target Date Fund	**	82,074,055
	Common Collective Trusts			602,026,688

*	Large Cap Growth JPMorgan Investment Management Fund	Pooled Separate Account	**	54,375,844
*	Capital Group Europacific Growth Fund SA	Pooled Separate Account	**	19,828,360
	Pooled Separate Accounts			74,204,204

	New York Life Ins Co Anchor Account IV	Stable Value Fund	**	84,493,587
	Investment in Insurance Contract			84,493,587

*	Participant loans	Loans maturing at various dates through September 28, 2028 and bearing interest at rates ranging from 4.25% to 9.50%		11,832,042
	Total Investments			$1,292,758,916
*	Denotes a party-in-interest
**	Cost not required as accounts are participant directed

EXHIBIT INDEX

Exhibit        Description

23.1        Consent of Freed Maxick CPAs, P.C.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN

Date: March 11, 2024	/s/ Paul Wilkinson
Paul Wilkinson
Plan Administrator